FINANCIAL STATEMENT

Transamerica Capital, Inc.
Year Ended December 31, 2019
With Report of Independent Registered
Public Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-24829 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street
(No. and Street)

| Denver | Colorado | 80202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Beitzel (319) 355-2802
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 1 N. Wacker Drive | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

(X)... Certified Public Accountant
( )... Public Accountant
( )... Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Brian J. Beitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



NOTARIAL SEAL IOWA
BREANNON STATE
Commission Number 751275
My Commission Expires
February 19, 2023

Brian J. Beitzel, CFO

Breannon State
Notary
Public

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
( )... (c) Statement of Operations.
( )... (d) Statement of Cash Flows.
( )... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )... (g) Computation of Net Capital.
( )... (h) Statement Regarding SEC Rule 15c3-3
( )... (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (l) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(X)... (m) An Oath or Affirmation.
( )... (n) A copy of the SIPC Supplemental Report.
( )... (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )... (p) Exemption Report required by SEC Rule 17a-5(d)(1).
(X)... (q) Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholder of Transamerica Capital, Inc.

*Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Transamerica Capital, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

Chicago, Illinois
February 28, 2020

We have served as the Company's auditor since 2014.



*PricewaterhouseCoopers LLP*

Chicago, Illinois
February 28, 2020

We have served as the Company's auditor since 2014.

# TRANSAMERICA CAPITAL, INC.
## STATEMENT OF FINANCIAL CONDITION
### *(Dollars in thousands, except for share data)*
### December 31, 2019

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 79,914 |
| Distribution fees receivable from affiliates | | 18,935 |
| Commission receivable from affiliates | | 24,239 |
| Deferred tax asset, net | | 4,976 |
| Receivable from Parent under tax allocation agreement | | 1,042 |
| Prepaid expenses and other assets | | 838 |
| **Total assets** | **$** | **129,944** |

**Liabilities and stockholder's equity**

**Liabilities**

| | | |
|---|---|---:|
| Commissions payable to affiliates | $ | 41,227 |
| Service fees payable | | 8,749 |
| Salaries, benefits, and bonuses payable | | 7,541 |
| Due to affiliates | | 6,954 |
| Other liabilities | | 2,620 |
| **Total liabilities** | | **67,091** |

**Stockholder's equity**

| | | |
|---|---|---:|
| Common stock, no par value, 1,000,000 shares authorized; 1,062 issued and outstanding | | 1 |
| Additional paid-in capital | | 282,130 |
| Retained deficit | | (219,278) |
| Total stockholder's equity | | **62,853** |
| **Total liabilities and stockholder's equity** | **$** | **129,944** |

*The accompanying notes are an integral part of this financial statement*

## 1. Organization

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of AUSA Holding, LLC ("AUSA") which is wholly owned by Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes insurance products and mutual fund products as underwriter and distributor for affiliated companies.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

### Estimates

The preparation of the financial statement in conformity to U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, on deposit, and money market funds with original maturities of three months or less. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2019, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

### Distribution Fees Receivable from Affiliates

Distribution fees receivable include 12b-1 fees, concessions, variable annuities, and other receivables based on the sale of affiliated products.

### Commission Receivable from Affiliates

Commission receivable from affiliates represents the commission revenue accrued for variable annuities and variable universal life sales of insurance products and commission trails.

### Deferred Tax Asset, net

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted statutory tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

**Prepaid Expenses and Other Assets**

Prepaid expenses primarily consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account as well as prepaid event sponsorships.

**Commissions Payable to Affiliates**

Commissions payable to affiliates represents payables for affiliated variable universal life, variable annuities, and 12b-1 fees related to mutual fund products.

**Service Fees Payable**

Service fees payable represent fees owed to sub-advisors and other broker dealers based on the level of affiliated product sales and production levels.

**Salaries, Benefits, and Bonuses Payable**

The Company has employees that accrue salaries, benefits, and bonuses according to the timing of pay cycles.

**Due to Affiliates**

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company incurs affiliated interest expenses on these balances, which is included in part of the settlement. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

**Other Liabilities**

Other liabilities represent accounts payable related to operating expenses and 12b-1 fees payable to external intermediaries.

**3. Receivable from Contracts with Customers**

*Distribution Fees Receivable*

The beginning receivable balance related to distribution fees was $40,861, whereas the December 31, 2019 ending balance was $43,174 reflected under distribution fees from affiliates and commission receivable from affiliates on the Statement of Financial Condition.

*Marketing Allowables from Affiliates Receivable*

The beginning and ending receivable balance related to marketing allowables from affiliates was zero for 2019.

*Event Sponsorships Receivable*

The beginning and ending receivable balance related to event sponsorships was zero for 2019.

*(Dollars in thousands)*

## 4. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.
- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means
- *Level 3*. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2019:

| | December 31, 2019 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Assets** | | | | |
| Money market funds (a) | $73,830 | - | - | $73,830 |
| **Total assets** | **$73,830** | **$ -** | **$ -** | **$73,830** |

(a) Cash equivalents of $73,830 classified as level 1 are money market mutual funds and are valued at amortized cost, which approximates fair value. Operating cash is not included in the above table.

***(Dollars in thousands)***

The following table presents fair value of the Company's money market funds and the related redemption requirements at December 31, 2019:

| | Fair Value | Unfunded Commitments | Redemption Frequency | Redemption Notice Period |
|---|---|---|---|---|
| Money market funds | $ 73,830 | $ - | any dealing day | 0 days |
| **Total** | **$ 73,830** | | | |

## 5. Income Taxes

At December, 31, 2019, the Company recorded deferred tax assets of $4,976 which consist of federal operating loss carryforwards and compensation and benefit accruals.

The Company's recorded deferred tax assets are net of a $3,050 valuation allowance. This valuation allowance represents the portion of the Company's state deferred tax assets that it does not expect to recognize in future periods due to a history of losses and projected future losses in the respective tax jurisdiction. The Company's valuation allowance increased by $480 in 2019 from additional operating losses in state tax jurisdictions where a valuation allowance was already recorded against operating loss carryforwards.

The Company's reported income taxes differ from the expected amount based on federal statutory rates because of state income taxes.

The Company settles all accrued income taxes that are not cash settled under the tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

| | 2019 |
|---|---|
| State | $ (303) |
| Federal | (48) |
| Total contribution (dividend) | **$ (351)** |

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return. Receivables from the Parent under the tax allocation agreement are presented gross in the Statement of Financial Condition and are settled net with other amounts due to affiliates.

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential

***(Dollars in thousands)***

future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. A tax return has not been filed for 2019.

**6. Related Party Transactions**

The Company is a member of a group of affiliated companies that are engaged in the sale of variable annuities; the Company is engaged through these agreements to sell and distribute the variable annuity products of the affiliated companies. Pursuant to these agreements, the Company has $23,680 of commission receivable from affiliates and commissions payable to affiliates associated with the sale of variable annuities at year-end on the Statement of Financial Condition. As of December 31, 2019, the Company has $0 of variable annuity marketing allowable receivable on the Statement of Financial Condition, respectively under distribution fees receivable from affiliates.

The Company is a member of a group of affiliated companies that are engaged in the sale of variable universal life products; the Company is engaged through these agreements to sell and distribute the variable universal life products of the affiliated companies. Pursuant to these agreements, the Company has $559 of commission receivable from affiliates and commissions payable to affiliates associated with the sale of variable universal life products at year-end on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and sales of Transamerica Series Trust, an affiliated entity, shares. As compensation for services provided, the Company receives 12b-1 fees from Transamerica Series Trust. As of December 31, 2019, the Company has $10,832 of distribution fees receivable from affiliates and $10,831 of commissions payable to affiliates associated with Transamerica Series Trust mutual funds on the Statement of Financial Condition.

The Company has an agreement to receive 12b-1 fees from the sale of certain series of Transamerica Funds, an affiliated mutual fund group which is advised by Transamerica Asset Management, Inc. ("TAM") and distributed by the Company. As of December 31, 2019, the Company has $7,647 of distribution fees receivable from affiliates and $6,157 of commissions payable to affiliates associated with Transamerica Funds on the Statement of Financial Condition.

The Company is party to an agreement with TAM, an affiliated company, whereby TAM agrees to compensate the Company for authorized administrative and other services related to Transamerica Funds. As of December 31, 2019, the Company currently has no receivable associated with this activity.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. The outstanding payable associated with the cost sharing agreement totaled $6,954 reflected as due to affiliates on the Statement of Financial Condition.

From time to time, to support the operations of the Company, the Parent will contribute capital during the year. During the current year, the Company received capital contributions of $45,966, $10,967 of which related to the forgiveness of debt owed to an affiliate. The Company also paid a dividend related to federal taxes of $303 and $48 related to state taxes to its Parent pursuant to the tax sharing agreement.

## 7. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2019 and are believed to be sufficient as of that date. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company does not have an existing liability for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

## 8. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement. No subsequent events have been identified that require adjustment to or disclosure in the financial statement.